SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
CNPJ (TAX ID) 02.558.129/0001-45 — NIRE (STATE ID) 33.3.0026819-7
Publicly-held Corporation

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., HELD ON OCTOBER 6, 2003.

1.     DATE, TIME AND VENUE: October 6, 2003, at 7 p.m., at Praia de Botafogo, 501, 7th floor, Rio de Janeiro — RJ.

2.     PRESIDING OFFICERS: Felix Pablo Ivorra Cano– Presiding Officer; Evandro Luís Pippi Kruel – Secretary.

3.     INITIATION: The meeting began, in the presence of the Board Members who sign these minutes, there being a quorum under the terms of the Bylaws.

4.     AGENDA AND RESOLUTIONS:

4.1.     Election of Vice President for Regulatory Matters and Institutional Relations: to elect to the position of Vice President for Regulatory Matters and Institutional Relations, Mr. José Carlos de La Rosa Guardiola, spanish, divorced, engineer, bearer of foreigner’s identity document RNE no. V2715938, issued by the SE/DPMAF/DPF and registered with the CPF — Individual Taxpayer’s Identity Card under no. 802.367.825-68, resident and domiciled in the Capital city of the State of Rio de Janeiro, with offices at Praia de Botafogo, 501, 7th floor, Pão de Açúcar Tower, Rio de Janeiro – RJ, as appointed in the meeting of the Company’s Board of Directors held on April 16, 2003. The Officer hereby elected will complete the term of office on April 16, 2006. It is also confirmed that the Officer declares he is not subject to any of the crimes provided for in Law that would prevent him from performing commercial activities, and that he is able to sign the Statement required by CVM Instruction no. 367/2002, which he undertakes to submit, duly executed, at the signing of his Instrument of Investidure. Due to Mr. José Carlos de La Rosa Guardiola’s election, Mr. Gilmar Roberto Pereira Camurra leaves the position of Vice President for Regulatory Matters and Institutional Relations, which he temporarily held.

5.     CLOSURE OF THE MEETING: With no further matters to be dealt with, the meeting was adjourned and the present minutes were drawn up, which after read and approved, were signed by the Board Members present and by the Secretary and were recorded in the appropriate book.

Signatures: Felix Pablo Ivorra Cano – Presiding Officer; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Eduardo Carlos Gadelha de Faria – Board Members; Ernesto Lopez Mozo; Antonio Viana-Baptista; Ignácio Aller Mallo – Board Members represented by Mr. Felix Pablo Ivorra Cano; Carlos Manuel de Lucena e Vasconcelos Cruz, Iriarte José Araújo Esteves; Zeinal Abedin Mohamed Bava and Pedro Manuel Brandão Rodrigues — Board Members represented by Mr. Eduardo Perestrelo Correia de Matos and Evandro Luís Pippi Kruel – Secretary.

It is hereby declared for all lawful purposes that the present document is a faithful copy of the minutes drawn up and recorded in the appropriate Book.

Evandro Luís Pippi Kruel

Secretary – OAB-RS 18,780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2003

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.